SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras is a highest bidder in 34 blocks in the US Gulf of Mexico Lease Sale

(Rio de Janeiro, August 23, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that was the third highest bidder in the Western Gulf of Mexico Lease Sale 204, promoted by the federal agency that manages the offshore oil and gas activities, the Minerals Management Service (MMS).

The auction had as its focus the western region of the Gulf of México where the company presented proposals for 40 blocks, being the highest bidder in 34 blocks, in a total amount of US$ 29.3 million. With this result, Petrobras ensured 100% of participation, and the condition as Operator, in 20 blocks. The other 14 blocks, Petrobras was highest bidder in partnership with Devon Energy, holding 50% participating interest each company.

All the blocks are located in the company’s core areas in the US Gulf of Mexico: 13 in shallow waters, aiming at deep shelf natural gas reservoirs; and 21 in deep and ultra deepwater in the quadrants East Breaks, Alaminos Canyon and Keathley Canyon to target to oil bearing reservoirs. Once these blocks are awarded by the MMS, they will be integrated into company’s portfolio of exploration projects in the US Gulf, which shall amount 313 blocks, from which 177 Petrobras operated.

The success in the current lease sale addresses the priorities established by Petrobras in its Strategic Plan, which includes the US Gulf of Mexico as a priority for Petrobras investments overseas. In this respect, the company is consistently growing its oil and gas exploration and production activities in the deep and ultra deepwater in the US Gulf, where it is associated with oil and gas companies, already participating in 3 out of a number of major discoveries already made in that region. From these discoveries, Petrobras is the operator in Cascade and Chinook fields, holding 50% and 66.7%, respectively. In these two fields, Petrobras will pioneer the deployment of a Floating, Production, Storage and Offloading (FPSO) facility in the ultra deepwater US Gulf of Mexico. The remainder participations in Cascade and Chinook are respectively held by Devon Energy and Total E&P USA, Inc.

Petrobras America is currently working on an extensive geological and geophysical data base so as to evaluate blocks to participate in the forthcoming Central and Eastern Lease Sale 205, scheduled for October 3, 2007.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 994

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.